UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 29, 2020
METHANEX TAKES ADDITIONAL STEPS TO STRENGTHEN BALANCE SHEET AND LIQUIDITY

•	Negotiated covenant flexibility for the Company’s existing credit facilities

•	Reduced quarterly cash dividend to $0.0375 per share

Except where otherwise noted, all currency amounts are stated in United States dollars.
VANCOUVER, BRITISH COLUMBIA (April 29, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that, in addition to the actions previously announced, it is taking additional measures to enable greater financial flexibility and preserve liquidity in response to the current uncertain market conditions caused by the COVID-19 pandemic and low oil price environment.
The Company is working with its banking partners to obtain flexibility on certain financial covenants in its existing $300 million committed revolving credit facility and $800 million non-revolving construction facility. The Company has agreed on key parameters with its lead bank and is working with the other members of the bank syndicate to finalize these changes to the credit facilities, which is expected in the second half of May.
In addition, the board of directors approved a 90 percent reduction in the quarterly cash dividend to $0.0375 per share from $0.36 per share. The reduction of our dividend represents approximately $100 million in annualized cash savings. The new dividend declared will be payable on June 30, 2020 to holders of common shares of record on June 16, 2020.
John Floren, President & CEO, commented, “We remain committed to creating long-term value for our shareholders while maintaining a strong financial position. We believe that the changes to our credit facilities and taking the prudent decision to reduce the dividend will provide us with enhanced financial flexibility and will preserve liquidity to enable us to navigate the current challenging business and commodity price environment and emerge financially strong.”
As previously announced, Methanex will report its Q1 2020 earnings results on May 5, 2020 and hold its earnings conference call on May 6, 2020 at 11:00AM Eastern Time (08:00AM Pacific Time).

About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in

Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

Forward-Looking Information Warning
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "will," or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives;

•	expected cash flows, earnings capability and share price;

•	availability of committed credit facilities and other financing;

•	our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations;

•	our shareholder distribution strategy and anticipated distributions to shareholders;

•	our financial strength and ability to meet future financial commitments;

•	the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives; and

•	the availability of committed credit facilities and other financing.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	actions of competitors, suppliers and financial institutions;

•	worldwide economic conditions;

•	the future impact of the COVID-19 pandemic; and

•	other risks described in our 2019 Annual Management’s Discussion and Analysis and our Fourth Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

For further information, contact:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 29, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary